3333 Susan Street Costa Mesa, CA 92626	T (714) 662-5600 F (714) 241-0792	emulex.com

May 16, 2012

VIA EDGAR

Katherine Wray

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Re:	Emulex Corporation (File No. 001-31353) —
Form 10-K for the Fiscal Year Ended July 3, 2011 Filed August 23, 2011
Form 8-K/A filed November 10, 2010

Dear Ms. Wray:

On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated May 10, 2012 relating to the above-referenced annual report and Form 8-K/A. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Form 10-K for the Fiscal Year Ended July 3, 2011

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 84

1.	Comment: We note from your response to prior comment 4 that income before income taxes pertaining to Ireland was significant to total income (loss) before income taxes for all periods presented. Please consider disclosing in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries with statutory income tax rates lower than the U.S. A separate discussion of foreign effective income tax rates may be necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: Beginning with the Company’s Form 10-Q for the fiscal quarter ended October 2, 2011, the Company expanded its disclosures in Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Income Taxes (MD&A – Income Taxes) to specifically state its effective tax rate could fluctuate based on changes in the mix of U.S. versus international earnings. In light of the Staff’s comment, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending July 1, 2012, the Company will further expand its disclosures in MD&A – Income Taxes to identify the significant foreign jurisdictions from which the Company earned its income that are taxed at lower tax rates.

Exhibit 99.3

Note 3. Pro Forma Adjustments, page 5

2.	Comment: We note your response to prior comment 8 that the contingent consideration shares were a one-time grant that was part of the total purchase price and were not intended to be compensation for the owners that would be deemed to have a continuing impact to the company. However, considering the recognition periods of the contingent consideration included in your response, it appears that it does have a continuing impact on the company’s financial statements. As a result, please confirm that in future filings you will not include similar pro forma adjustments.

Response: In light of the Staff’s comment, the Company will not include similar pro forma adjustments for contingent consideration that have a continuing impact on the Company’s financial statements in its future filings.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 885-3695 if you have any further comments or questions regarding this response.

Very truly yours,

Emulex Corporation

By:	/s/ MICHAEL J. ROCKENBACH
Michael J. Rockenbach,
Executive Vice President and
Chief Financial Officer